February 8, 2017

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Bankshares, Inc.

Registration Statement on Form S-4

File No. 333-215010

Ladies and Gentlemen:

United Bankshares, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the “Registration Statement”), be accelerated so that it will become effective at 4:00 p.m., Washington, D.C. time, on Thursday, February 9, 2017, or as soon thereafter as practicable.

Thank you for your assistance.

Very truly yours,

/s/ W. Mark Tatterson

Chief Financial Officer

cc:	Sandra M. Murphy, Esq.